

FOR: **GOTTSCHALKS INC.**

CONTACT: Greg Ambro
Chief Financial Officer
(559) 434-4800
or
Financial Dynamics:
Leigh Parrish, Rachel Albert
(212) 850-5651, (212) 850-5706

DISTRIBUTION: NO. CALIFORNIA NEWS LINE & EMAIL/FAX LIST: SFGOT

FOR RELEASE ON THURSDAY, MARCH 2ND at 4:05 P.M. E.S.T.

GOTTSCHALKS REPORTS UNAUDITED FOURTH QUARTER AND FULL YEAR FISCAL 2005 FINANCIAL RESULTS

- **Total sales for fiscal 2005 increased 2.3% to $677 million compared to $662 million for fiscal 2004**
- **Same store sales increased 1.2%**
- **Fiscal 2005 net income was $5.4 million including one-time pre-tax $1.7 million charge compared to $5.3 million in fiscal 2004**
- **Net income for the year increased 21% to $6.4 million excluding the one-time charge**

FRESNO, CA – March 2, 2006 – Gottschalks Inc. (NYSE: GOT) today reported unaudited financial results for the fourth quarter and full year of fiscal 2005.

Net income for the fourth quarter was $8.7 million, or $0.63 per diluted share. For fiscal 2005, the Company reported net income of $5.4 million, or $0.39 per diluted share. Gottschalks reported net income from continuing operations for the fourth quarter of fiscal 2005 of $8.5 million, or $0.62 per diluted share, and for the fiscal year net income from continuing operations of $5.6 million, or $0.41 per diluted share.

During the fourth quarter, the Company recorded a one-time pre-tax charge of $1.65 million for expected costs relating to litigation involving the Company's voluntary employee benefit association trust (VEBA). Excluding the one-time charge, Gottschalks would have reported net income for the fourth quarter of $9.7 million, or $0.71 per diluted share. This compares to net income of $8.8 million, or $0.65 per diluted share, for the fourth quarter of fiscal 2004. Excluding the one-time charge, fiscal 2005 net income would have been $6.4 million, or $0.46 per diluted share. This compares to net income of $5.3 million, or $0.40 per diluted share, reported for fiscal 2004.

As previously reported, total sales for the fourth quarter increased 3.6% to $229.9 million compared to $221.8 million for the fourth quarter of fiscal 2004. Fourth quarter same store sales increased 2.2%. Fiscal 2005 total sales increased 2.3% to $676.9 million compared to $662.0 million for fiscal 2004, while same store sales increased 1.2%.

Jim Famalette, president and chief executive officer of Gottschalks, stated, "Fiscal 2005 was the first year in more than five years in which Gottschalks was again on a growth track. We opened two new stores, generated a solid comparable store sales increase and successfully executed on our long-term growth initiatives. Our top line performance for the fiscal year was primarily driven by the success we have experienced by focusing on our key merchandise areas such as better sportswear, juniors, accessories, cosmetics and shoes as well as the positive response to our River Park lifestyle center store. We also made progress on our key operating objectives, including further improving inventory management and lowering our debt for the fifth consecutive year. Our emphasis on expense management remained important in 2005 and controlling costs in many areas of our business enabled us to mitigate the impact of higher than expected accounting fees and increased fuel costs which led to higher transportation, supply and utility expenses. Though our bottom line results were lower than we had originally anticipated, we are very pleased to have increased our net income 21% for the year on a two percent sales growth, excluding one-time charges.

Mr. Famalette concluded, "Looking forward to our plans for 2006, we will maintain our commitment to executing on the operational and financial initiatives from the past year. In addition, we plan to make significant investments in a store renovation program directed toward updating key merchandise areas such as shoes, accessories and cosmetics in select stores. Our other key initiatives for the year include enhancing our information technology infrastructure through the implementation of a new point of sale system and merchandise planning software. We also look to refine our marketing programs to continue our focus on fashion forward merchandise, major brands and strong competitive value. As we have previously discussed, we have several new store opportunities on which we may be able to capitalize this year. We plan to provide sales and net income guidance for fiscal 2006 later in the first quarter when we expect to be able to better define these store expansion plans."

Supplemental Operating Data:
In accordance with accounting standards generally accepted in the United States of America (GAAP), the operating results for closed stores are reported in the condensed financial statements as loss from discontinued operations and are excluded from the operating results from continuing operations. The following table provides additional information on operations and reconciles the total net sales, gross margin, and selling, general and administrative expenses to reported results from continuing operations:

	Fourth Quarter Ended		Fiscal Year Ended	
	January 28, 2006	January 29, 2005	January 28, 2006	January 29, 2005
Sales				
Continuing operations	$227,967	$219,377	$670,236	$654,792
Discontinued operations	1,918	2,413	6,703	7,200
Total	$229,885	$221,790	$676,939	$661,992
Gross margin				
Continuing operations	77,234	74,406	232,762	227,000
Discontinued operations	589	981	2,348	2,864
Total	$77,823	$75,387	$235,110	$229,864
Selling, general and administrative expenses				
Continuing operations	58,865	57,385	207,407	203,597
Discontinued operations	495	912	2,772	3,300
Total	$59,360	$58,297	$210,179	$206,897
Net income (loss)				
Continuing operations	8,530	8,816	5,640	5,746
Discontinued operations	196	6	(265)	(465)
Total	$8,726	$8,822	$5,375	$5,281

Earnings Teleconference and Webcast

Gottschalks will host a conference call today at 1:30 p.m. Pacific Time to review its results for the fourth quarter and full year of fiscal 2005. To access the call, dial 800-362-0571 to listen to the call on the day of the event. If you are unable to participate in the call, a replay will be made available through March 9, 2005. To access this service, please dial 800-839-3516. No passcode is required for the live call or replay. The live conference call and replay can also be accessed via audio web cast at the Investor Relations section of the Company's web site, located at www.gottschalks.com.

About Gottschalks

Gottschalks is a regional department store chain, currently operating 63 department stores and 6 specialty apparel stores in six western states, including California (39), Washington (10), Alaska (6), Oregon (3), Nevada (2) and Idaho (3). Gottschalks offers better to moderate brand-name fashion apparel, cosmetics, shoes, accessories and home merchandise. Gottschalks offers corporate information and selected merchandise on its website located at www.gottschalks.com.

Business Risks and Forward Looking Statements

This release contains forward-looking statements (within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. In some instances, such statements may be identified by the use of forward-looking terminology such as "may," "will," "expects," "believes," "intends," "projects," "forecasts," "plans," "estimates," "anticipates," "continues," "targets," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation, the Company's ability to meet debt obligations and adhere to the restrictions and covenants imposed under its various debt agreements; the timely receipt of merchandise and the Company's ability to obtain adequate trade credit from its key factors and vendors; risks arising from general economic and market conditions (including uncertainties arising from acts of terrorism or war); the ability to improve the profitability and cash flows of its stores or to sell, sublease or close underperforming stores; the ability to modify operations in order to minimize the adverse impact of rising costs, including but not limited to health care, workers' compensation, property and casualty insurance and utilities costs; the effects of seasonality and weather conditions, changing consumer trends and preferences, competition, consumer credit, the Company's dependence on its key personnel and general labor conditions, all of which are described in more detail in Gottschalks' Annual Report on Form 10-K and other reports filed by Gottschalks with the Securities and Exchange Commission. GOTTSCHALKS DOES NOT PRESENTLY INTEND TO UPDATE THESE STATEMENTS AND UNDERTAKES NO DUTY TO ANY PERSON TO EFFECT ANY SUCH UPDATE UNDER ANY CIRCUMSTANCES.

(Tables follow)

GOTTSCHALKS INC.
CONDENSED INCOME STATEMENTS
(In thousands, except share data)
(Unaudited)

	Fourth Quarter Ended		Fiscal Year Ended	
	January 28, 2006	January 29, 2005	January 28, 2006	January 29, 2005
Net sales	$227,967	$219,377	$670,236	$654,792
Net credit revenues	899	780	3,084	3,106
Net leased department revenues	1,472	1,405	3,506	3,515
Total revenues	230,338	221,562	676,826	661,413
Costs and expenses:				
Cost of sales	150,733	144,971	437,474	427,792
Selling, general and administrative expenses	58,865	57,385	207,407	203,597
Depreciation and amortization	3,583	3,269	13,497	13,087
VEBA litigation	1,650	0	1,650	0
New store pre-opening costs	0	0	688	0
Total costs and expenses	214,831	205,625	660,716	644,476
Operating income	15,507	15,937	16,110	16,937
Other (income) expense:				
Interest expense	2,594	2,200	9,099	9,509
Miscellaneous income	(243)	(257)	(1,515)	(1,565)
	2,351	1,943	7,584	7,944
Income before income taxes	13,156	13,994	8,526	8,993
Income tax expense	4,626	5,178	2,886	3,247
Income from continuing operations	8,530	8,816	5,640	5,746
Discontinued operations				
Income (loss) from operation of closed stores	85	9	(581)	(674)
Gain (loss) on store closures	212	0	180	(31)
Income tax benefit (expense)	(101)	(3)	136	240
Gain (loss) on discontinued operations	196	6	(265)	(465)
Net income	$ 8,726	$ 8,822	$ 5,375	$ 5,281
Net income per common share				
Basic				
Income from continuing operations	$0.64	$0.68	$0.43	$0.44
Income (loss) from discontinued operations	$0.01	$0.00	($0.02)	($0.04)
Net income per common share	$0.65	$0.68	$0.41	$0.41
Diluted				
Income from continuing operations	$0.62	$0.65	$0.41	$0.43
Income (loss) from discontinued operations	$0.01	$0.00	($0.02)	($0.03)
Net income per common share	$0.63	$0.65	$0.39	$0.40
Weighted average # of common shares outstanding				
Basic	13,336	12,976	13,245	12,922
Diluted	13,771	13,552	13,797	13,352

Gottschalks Inc.
Condensed Balance Sheets
(In thousands)
(Unaudited)

	January 28, 2006	January 29, 2005
ASSETS		
CURRENT ASSETS:		
Cash	$ 5,368	$ 5,470
Receivables – net	7,284	6,920
Merchandise inventories	159,986	152,753
Other	9,126	9,669
Total current assets	181,764	174,812
PROPERTY AND EQUIPMENT – net	133,545	126,509
OTHER LONG-TERM ASSETS	13,305	14,254
	328,614	315,575
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Trade accounts payable and other current liabilities	81,973	77,131
Current portion of long-term obligations	2,770	3,242
Total current liabilities	84,743	80,373
LONG-TERM OBLIGATIONS (less current portion)	70,902	71,403
DEFERRED INCOME AND OTHER	32,796	30,263
SUBORDINATED NOTE PAYABLE TO AFFILIATE	20,180	21,180
COMMITMENTS AND CONTINGENGIES		
STOCKHOLDERS' EQUITY	119,993	112,356
	$328,614	$315,575

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